

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 2, 2018

William J. Delaney
Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

   Re: Sysco Corporation
     Form 10-K for the fiscal year ended July 1, 2017
     Filed August 30, 2017
     File No. 001-06544

Dear Mr. Delaney:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief
        Office of Consumer Products